Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

July 6, 2020

            Re:      Givemepower Corporation

Amendment No. 2 to Form 10-12G

Filed June 25, 2020

File No. 000-31006

To whom it may concern:

Please see the answer to your comments below.

Amendment 2 to Form 10-12G filed June 25, 2020

General

1.      We note your response to comment 3. Please tell us how you calculated investment securities for you and Alpharidge Capital, LLC, your wholly owned subsidiary. In this regard, we note that Section 3(a)(1)(C) generally states that a company is an investment company if it acquires “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (“40% Test”)(emphasis added).

This has been addressed.  Current amendment include a test of Alpharidge’s assets and trading securities component of the assets.

Certain Relationships and Related Transactions

2.      Please update your related party transactions disclosure. In this regard, we note that your total line of credit increased to $163,201 as of March 31, 2020. Refer to Item 404(d) of Regulation S-K.

This has been addressed and updated to include a disclosure showing the related party balance of $163,201.

Givemepower Corporation is Not an Investment Company Under the 1940 Act

3.      We note your response to comment 4, but continue to note the reference to Cannabinoid Biosciences, Inc. Please clarify the relationship between your company and Cannabinoid Biosciences or remove the references.

This has been revised and all mentions of Cannabinoid Biosciences has been removed.

Unaduited Consolidated Financial Statements for the Three Months Ended March 31, 2020

4.      Given that your securities are all classified as trading securities, please revise to clarify what the other comprehensive income/loss presented within the equity section on the balance sheet represents. Clarify how your current presentation complies with the disclosure in Note 2 that all realized and unrealized gains and losses on these securities are included in the statements of operations. Also, revise the discussion of the net loss at March 31, 2020 to reflect your response to this comment, as appropriate.

This has been revised and updated.

5.      Please revise these financial statements to comply with Rule 8-03(a)(5) of Regulation S-X as it applies to the statement of stockholders equity.

This has been revised and updated.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation